February 16, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Registration Statement on Form S-1
File No. 333-233586

Acceleration Request

Requested Date: February 16, 2021

Requested Time: 4:30 p.m. Eastern Time

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gaucho Group Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-233586) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Company hereby authorizes Victoria Bantz, Burns Figa & Will PC, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Victoria Bantz of Burns Figa & Will PC at 720-493-8078 or via email at vbantz@bfwlaw.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Victoria Bantz via email or facsimile at 303-796-2777.

gaucho group holdings, Inc. group (otcqb:vino)

8 UNION SQUARE SOUTH, suite 2a, New York, NY 10003

(main) 212.739.7700 (fax) 212.655.0140 | www.gauchoholdings.com

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 720-493-8078.

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis
By:	Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz, Esq.